RECEIVED
2005 APR 28 P 5:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GUS

Ref: PGC/ltop/adr0405

19 April 2005

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

05007591

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 1 April to 18 April together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
MAY 03 2005
THOMSON FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
1 APRIL 2005 to 18 APRIL 2005

COMPANIES HOUSE FILINGS		
14 April 2005	-	Forms 288a re appointment of directors
18 April 2005	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
13 April 2005	-	Director shareholding
14 April 2005	-	Trading statement
18 March 2005	-	Acquisition

19 APRIL 2005

Exemption No 82 5017

GUS

Ref: chcorres.pgc.dir0405

14 April 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Change of directors

I enclose two forms 288a in respect of appointment of two directors to the Board of GUS plc.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Companies House
— for the record —

288a

Please complete in typescript, or in bold black capitals.

CHFP000

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 146575

Company Name in full GUS PLC

	Day	Month	Year
Date of appointment	01	04	2005
†Date of Birth	17	03	1945

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc

Forename(s) JOHN DAVID

Surname COOMBE

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address LANGDON, BURTONS WAY

Post town LITTLE CHALFONT Postcode HP8 4BW

County / Region BUCKINGHAMSHIRE Country ENGLAND

†Nationality BRITISH †Business occupation DIRECTOR

†Other directorships (additional space overleaf) P.T.O.

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 6. April 2005

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 6. April 2005

(~~**a director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

PAUL COOPER; GUS PLC; THE WORKS;
5 UNION STREET, MANCHESTER; M12 4JD
Tel 0870 830 4064
DX number DX exchange

Companies House receipt date barcode
This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

John Coombe: Directorships in the past five years

Clarges Pharmaceuticals Trustees Limited

Edinburgh Pharmaceutical Industries Limited

Glaxo Group Limited

Glaxo Investments (UK) Limited

Glaxo Trustees Limited

Glaxo Venture Limited

GlaxoSmithKline Export Limited

Glaxo Wellcome Holdings Limited

GlaxoSmithKline Pharmaceuticals Limited

GlaxoSmithKline plc

GlaxoSmithKline Services Unlimited

GlaxoSmithKline Vehicle Finance Limited

GUS plc

HSBC Holdings plc

SmithKline Beecham Properties Limited

The Wellcome Foundation Investment Company Limited

The Wellcome Foundation Limited

Wellcome Limited

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 146575

Company Name in full GUS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	01	04	2005	†Date of Birth	15	05	1959

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc:

Forename(s): DON

Surname: ROBERT

Previous Forename(s): Previous Surname(s):

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985** [ ]

†† **Usual residential address** 7 VIA EMILIA

Post town: NEWPORT COAST Postcode: CA 92657

County / Region: CALIFORNIA Country: U.S.A.

†Nationality: AMERICAN †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): NONE.

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 5 April 2005

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 5 April 2005

(**~~a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

PAUL COOPER · GUS plc;
THE WOOLLS ; 5 UNION STREET ;
MANCHESTER M12 4JD Tel 0870 836 4004
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Exemption No
82 5017

GUS

RECEIVED
2005 APR 28 P 5:5?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ref: chcorres.pgc.roc88(2)s

18 April 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	3 1	0 3	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,759		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.5400		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5398	1927	4497
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.53	£6.755	£8.092

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	07	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	344	1,630	1,033
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	648p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	697
UK Postcode	EC2R 7AN		
Name	Mr Derek John Lisley	Class of shares Allotted	Number allotted
Address	27 Lydney Park, West Bridgford, Nottingham, Nottinghamshire.	Ordinary	1,087
UK Postcode	NG2 7TJ		
Name	Mr Stuart Shaw	Class of shares Allotted	Number allotted
Address	30 Beech Avenue, Anderton, Chorley, Lancashire.	Ordinary	959
UK Postcode	PR6 9PQ		
Name	Mrs Patricia May Smith	Class of shares Allotted	Number allotted
Address	3 St Margarets Road, Bondfield Park, Caerphilly, Mid-Glamorgan.	Ordinary	264
UK Postcode	CF83 1DB		
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 18 April 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	308	251	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Andrew James Bradbury	Class of shares allotted	Number allotted
Address	4 Manor Gardens, Main Street, Farthingstone, Towcester, Northamptonshire.	Ordinary	308
UK Postcode	NN12 8EZ		
Name	Mr Anthony Robinson	Class of shares Allotted	Number allotted
Address	20 Manor Croft, Normanton, West Yorkshire.	Ordinary	251
UK Postcode	WF6 2EG		
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed _______________ **Date** 18 April 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

Exemption No
82 5017

RECEIVED

2005 APR 28 P 5:56

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ref: PGC/Ann130405dirs

13 April 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

**REGULATORY NEWS SERVICE
HEADER MESSAGE**

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	757487
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

See attached announcement

GUS plc
DIRECTORS' SHAREHOLDINGS

As previously announced, John Coombe and Don Robert joined the Board of GUS on 1 April 2005. At that date the interests of Mr Coombe and Mr Robert in the Ordinary shares of 25p each in the Company were as follows:

- Mr Coombe held 3,000 shares purchased on 21 January 2005.
- Mr Robert held interests in respect of 114,769 shares in the Company awarded under the Co-investment Plan together with share options, awards under the Performance Share Plan and contingent interests in matching shares under the Co-investment Plan set out in the tables below. Mr Robert had no other interests in the shares of the Company at the date of his appointment.

a) Awards to Don Robert under the North America Stock Option Plan

Date of grant	Period of exercise	Amount paid for grant of option	Number of shares	Exercise price
06.06.02	06.06.03 to 05.06.08	Nil	173,151	653.0p
19.06.03	19.06.04 to 18.06.09	Nil	145,196	675.5p
01.06.04	01.06.05 to 31.05.10	Nil	134,890	809.2p

Following this notification, options are held by directors over 1,545,808 shares in the Company.

b) Awards to Don Robert under the Performance Share Plan

Date of award	Vesting date	Number of shares	Share price at date of award
19.06.03	June 2006	26,619	675.5p
01.06.04	June 2007	22,481	809.2p

Following this notification, there are such awards held by directors in respect of 773,992 shares in the Company.

c) Contingent interests held by Don Robert in matching shares under the Co-investment Plan

Date of award	Number of shares
20.06.03	56,191
11.06.04	157,024

Following this notification, there are contingent interests held by directors in respect of 1,598,349 shares in the Company.

Exemption number 82-5017
RNS announcements

REG-GUS PLC Trading Statement Released: 14/04/2005

RNS Number:0340L
GUS PLC
14 April 2005

GUS plc

Second Half Trading Update

GUS plc, the retail and business services group, today issues its regular update on trading.

John Peace, Group Chief Executive of GUS, said:

"Despite challenges in some of our markets, GUS has completed another successful year. Looking forward, while the UK retail environment has become more difficult, we remain confident that the strong competitive positions and clear strategies for growth in all our main businesses will enable GUS to deliver further progress in the new financial year."

Argos Retail Group (ARG)

% change in sales year-on-year	
Six months to 31 March 2005	%
Argos - total	5
- like-for-like	0
Five months to 28 February 2005[1]	
Homebase - total	6
- like-for-like	2

1 Homebase's year-end is the end of February to avoid distortions relating to the timing of Easter. Sales growth at Homebase for the four months to 30 June 2005 will be reported in GUS' First Quarter Trading Update.

Argos
In the year to 31 March 2005, Argos delivered sales growth of 8% (3% on a like-for-like basis) while also improving its gross margin. By offering consumers increased choice, value and convenience, Argos again outperformed its market.

Against a background of weakening UK retail demand, Argos increased its sales in the second half by 5% in total, all of which came from new stores. These continue to perform well. Like-for-like sales were unchanged compared to the

same period last year. Supply chain gains enabled Argos to reduce prices further for consumers, while still moving its gross margin slightly ahead compared to last year.

In the second half, there were strong performances from consumer electronics, digital cameras and leisure. However, the rate of growth in sales at Argos of furniture and white goods slowed during the period. Argos Direct, the delivery-to-home operation, grew its sales by 10% in the second half and accounted for 20% of Argos' revenue.

At 31 March 2005, Argos had 592 stores, having opened 36 during the year. The Argos Extra catalogue (4,000 additional lines) was available in 179 stores at year-end and preparations continue for national roll-out. Total sales via the Internet increased by 29% in the second half, contributing 5% of sales.

Homebase

Homebase increased its sales in the year to 28 February 2005 by 6% (3% on a like-for-like basis) at the same time as improving its gross margin. This reflects further good progress in improving its core ranges, enhancing customer service and driving synergies by leveraging the scale and expertise of ARG.

In the five months to 28 February 2005, sales increased by 6%, of which 4% came from new stores. Like-for-like growth was 2%. Total sales in all four major product areas showed growth, with strong performances from new ranges in tiling, decorative fittings and lighting. Gross margin in the second half was slightly ahead of the same period last year.

At 28 February 2005, Homebase had 287 stores, an increase of nine during the year. 111 stores had mezzanine floors (compared to 67 a year ago), with the latest enhanced formats giving sales uplifts in excess of the 15% delivered by earlier trials.

ARG

Consumer spending in the UK has slowed sharply in recent months, resulting in a modest decline on a like-for-like basis in the non-food, non-clothing market. Looking forward, we are planning on the assumption that this trend in the market continues. At the same time, retailers are facing higher cost inflation in areas such as rates, wages and energy costs. Clearly Argos and Homebase are not immune from this downturn in demand or these cost pressures. However, both businesses have ongoing initiatives to deliver sustainable growth, underpinned by investment in the supply chain which continues to deliver substantial savings.

As previously announced, ARG is planning to relocate a number of Homebase functions currently based in Wallington, Surrey to its head office in Milton Keynes. This relates to about 500 Homebase employees, including the merchandising and buying functions. The costs of this move will be between £15m and £20m and will be charged against Homebase's operating profit in the year just ended.

Experian

% change in sales year-on-year for the six months to 31 March 2005

Continuing activities only	At actual exchange rates %	At constant exchange rates %
Experian North America	16	22
Experian International	18	18
Global Experian	17	20

In the year to 31 March 2005, Experian's sales from continuing activities increased by 18% at constant exchange rates, with strength across all businesses. This marks the third consecutive year that Experian has delivered double-digit growth and demonstrates the benefits of continued investment in product innovation, expansion into new markets and successful infill acquisitions.

In the second half, total sales from continuing activities increased by 20% at constant exchange rates.

Experian North America

In dollars, Experian North America's sales from continuing activities increased by 22% in the second half. Of this, 8% came from corporate acquisitions (most of which were purchased by the end of March 2004). Growth was spread widely across the business.

Excluding corporate acquisitions, Credit sales grew particularly strongly, with exceptional performances from Consumer Direct (up by over one-third in the half) and MetaReward, the lower margin Internet lead-generation business. Business information and value-added solutions, especially online notification, fraud, authentication, scoring and analytics, also delivered strong growth. There was good organic growth in Marketing, reflecting improving information sales.

The second phase of the roll-out of the free credit report service, as required under the FACT Act, took effect from 1 March 2005. The planned cost recovery charge contributed about 2% to total sales in the half.

Experian International

Experian International, which accounts for about 45% of Experian's worldwide revenue, grew sales from continuing activities in the second half by 18% at constant exchange rates. Of this, 13% came from acquisitions, mainly QAS, the address management software company acquired in October 2004, which is trading to plan.

Excluding acquisitions, Experian International showed good growth in Credit, Marketing and Outsourcing. There were strong performances from many areas, including Business Strategies (micromarketing and economic forecasting), credit and marketing in Italy, business-to-business solutions and emerging markets.

Burberry
GUS has a 66% stake in Burberry Group plc. The following summarises the latter's Trading Update released on 13 April 2005.

% change in sales year-on-year for the six months ended 31 March 2005

	%
At actual exchange rates	2
At constant exchange rates	6

Sales in the year to 31 March 2005 increased by 10% at constant exchange rates, with good growth across all channels, further capitalising on the opportunities available to the brand.

Total revenues at Burberry in the second half increased by 6% at constant exchange rates. Retail sales increased by 6% at constant exchange rates, driven by contributions from newly opened and refurbished stores. Wholesale sales increased by 5% at constant exchange rates. Licensing revenues increased by 8% at constant exchange rates, reflecting declines in Japanese volumes and strong gains by global product licensees.

Pensions
As previously disclosed, GUS' two UK Defined Benefit pension schemes had modest deficits at 31 March 2004. To improve the funding of these schemes, the Group again made voluntary special contributions, which totalled £76m in March 2005. The contributions were made from existing financial resources and will marginally increase earnings in the new financial year and beyond.

Future announcements
GUS will announce its Preliminary Results for the 12 months to 31 March 2005 on 25 May 2005. These will be prepared under UK GAAP. It is planned to publish the restatement of these results under IFRS on 14 June 2005. The First Quarter Trading Update will be on 20 July 2005.

Enquiries

GUS

David Tyler	Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

Exemption number 82-5017

REG-GUS PLC Acquisition Released: 18/04/2005

RNS Number:1563L
GUS PLC
18 April 2005

GUS plc

Argos buys 33 Index stores

GUS plc, the retail and business services group, today announces that Argos has agreed to buy 33 Index stores and the Index brand from Littlewoods Limited ("Littlewoods"). The purchase price is £44m payable in cash upon completion, which is expected to be during July 2005.

Argos has agreed to purchase 33 of Index's 66 standalone stores from Littlewoods. It expects, subject to lease assignment in each case, to convert all of these 33 stores to the Argos fascia over a three-month period following completion. In the year to 30 April 2004, sales at these stores were approximately £75m. No merchandise stock will be acquired as part of the transaction.

Argos will acquire the Index brand, certain intellectual property rights and other assets within three months of the completion date. Argos will not incur costs in respect of any closure of the remaining 33 standalone Index stores or the 93 concessions that Littlewoods will retain.

Commenting on the purchase, Terry Duddy, Chief Executive of Argos Retail Group, said:

"The purchase of these stores enables us to extend Argos' proven model of offering better choice, value and convenience to more customers in a cost effective and efficient way. We are pleased to welcome around 800 Index store employees to Argos."

Enquiries

GUS
Richard Ashton Finance Director, Argos Retail Group 020 7495 0070
Fay Dodds Director of Investor Relations, GUS

Finsbury
Rupert Younger 020 7251 3801